Exhibit (a)(1)(A)

MATINAS BIOPHARMA HOLDINGS, INC.

December 14, 2016

To the Holders of the Original Warrants

Matinas BioPharma Holdings, Inc. (“we” or the “Company”) is offering you, as a holder of certain warrants to purchase common stock of the Company (the “Original Warrants”), the opportunity to amend and exercise such Original Warrants at a reduced exercise price of $0.50 per share of Common Stock, subject to the terms and conditions set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of Matinas BioPharma Holdings, Inc.” dated as of the date of this letter (the “Offer”). All terms not defined in this letter shall have the meanings set forth in the Offer.

The purposes of the Offer are to encourage the participating holders to exercise the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants, which will help the Company to raise funds to support the Company’s operations, reduce the number of outstanding warrants and better position the Company to list its common stock on a national securities exchange. The Company plans to use the funds obtained for working capital and other general corporate purposes.

The enclosed Offer together with the enclosed Instructions for Exercise of Matinas Warrants with an Election to Participate and Exercise Warrant, forms of Amended Warrants and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide important information regarding the Offer and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. Also, please note that there is no minimum participation requirement on your part with respect to this Offer. Participation in this Offer requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To amend and exercise an Original Warrant, you must deliver to the Company’s transfer agent, VStock Transfer, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Eastern time) on January 13, 2017, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Lost Warrant) for cancellation, and (iv) (a) cash in the amount equal to $0.50 per share multiplied by the number of shares of common stock you elect to purchase or (b) if you hold $2.00 PA Warrants, $1.00 PA Warrants and/or $0.75 PA Warrants, you may elect to exercise on a “cashless” basis by following the instructions set forth in the Election to Participate and Exercise. The cash exercise price may be tendered in the form of a check payable to Matinas BioPharma Holdings, Inc. or by wire transfer to the Company’s account as set forth in the Election to Participate and Exercise Warrant. These items must be properly delivered, before the Expiration Date to: Matinas BioPharma Holdings, Inc.’s transfer agent, Vstock Transfer 18 Lafayette Place, Woodmere, NY 11598.

If you send your Election to Participate and Exercise and subsequently change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to us at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to us on or prior to the Expiration Date. If you properly withdraw prior to the Expiration Date, we will return promptly your Original Warrants (or your Affidavit of Lost Warrant) and your aggregate exercise price.

Thank you for your time in reviewing this opportunity.

Very truly yours,

/s/ Roelof Rongen

Matinas BioPharma Holdings, Inc.
Roelof Rongen
Chief Executive Officer